Transportation Technologies Industries, Inc.
                      980 North Michigan Avenue, Suite 1000
                             Chicago, Illinois 60611
                                 (312) 280-8844


                                January 31, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

       Re: Transportation Technologies Industries, Inc.
           Registration Statement on Form S-1, Originally Filed May 4, 2004 File No. 333-115156

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Transportation Technologies Industries, Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S-1 (File No. 333-115156), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 4, 2004.

     The Registration Statement relates to a proposed public offering of shares of the Company's common stock. The Company requests that the Commission approve an order granting the withdrawal as of the date hereof or at the earliest practical date hereafter. The Registration Statement has not been declared effective by the Commission and the Company has not issued or sold any securities pursuant to the Registration Statement and, in light of the merger of the Company with and into Accuride Corporation ("Accuride") effective as of January 31, 2005, does not intend to do so in the future.

     Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of John Papachristos, Cahill Gordon & Reindel LLP, at (212) 269-5420.

     The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (312) 397-5905 or John Papachristos at (212) 701-3691.



                               Very truly yours,

                               TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.


                               By:    /s/ Kenneth M. Tallering
                                      ----------------------------------------
                                      Name:    Kenneth M. Tallering
                                      Title:   Vice President, General Counsel
                                               and Secretary